Mail Stop 3561

February 24, 2006

Mr. Joseph T. Jurkowski
Bear Stearns Asset Backed Securities I LLC
383 Madison Ave
New York, NY  10179

Re:  **Bear Stearns Asset Backed Securities I LLC**
     **Registration Statement on Form S-3**
     **Filed January 30, 2006**
     **File No. 333-131374**

Dear Mr. Jurkowski:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below.  Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Registration Statement on Form S-3**

General

1. We note your frequent use throughout the base prospectus of the phrase "unless otherwise specified in the related prospectus supplement," or the use of similar

language. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to delete the phrase "unless otherwise specified in the prospectus supplement" and similar phrases, and describe the offering features reasonably contemplated to be included in an actual takedown.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

4. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

5. In your next amendment, please ensure that the base prospectus and prospectus supplements are properly paginated.

**Prospectus Supplement #1**

Summary, page S-4

6. Please add a placeholder confirming that you will identify all affiliated and unaffiliated servicers if they represent 10% or more of the pool assets. Refer to Item 1108(a)(2)(i)-(iv) of Regulation

7. We note your discussion in the credit enhancement section on page S-10. However, we suggest providing a separate section which briefly summarizes the flow of funds, payment priorities and allocations among the classes of securities.

8. In addition, we encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the

payment flow on all classes of issued notes.  Refer to Item 1103(a)(3)(vi) of Regulation AB.

Trustee, page S-4

9.  Please add a placeholder confirming that you will provide disclosure related to the trustee's responsibilities and prior experience as required by Item 1109 of Regulation AB.

10. While we note your optional termination discussion, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would alter the transaction structure or flow of funds.  Refer to Item 1103(a)(3)(viii) of Regulation AB.

Credit Enhancement, page S-10

11. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure.  We note the credit enhancement and derivatives you contemplate using as described in the base prospectus.  Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

12. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities.  See Item 1103(a)(3)(ix) of Regulation AB.

The Mortgage Pool, page S-29

13. Please revise this section to provide additional disclosure regarding the pool characteristics in tabular or graphical format.  Revise Schedule A to show the tables or other types of data it will contain. Refer to Item 1111(b) of Regulation AB.

14. We note the last paragraph on page S-30 indicating that you may include delinquent assets in an asset pool.  Please expand your disclosure in this section to provide bracketed information showing the form of disclosure you would provide if applicable.  See Items 1111(c) and 1100(b)(1) of Regulation AB.  You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.

15. Please confirm, if true, that no more than 20% of the pool will be comprised of delinquent assets. Refer to Item 1101(d) of Regulation AB.

The Originators, page S-35

16. Please add a placeholder confirming that you will provide the disclosure required by Item 1110(b) of Regulation AB for all originators of 20% or more of the pool assets.

Servicing of the Mortgage Loans, page S-40

17. We note that the base contemplates the use of multiple servicers in a given offering. Please add a placeholder showing that you will provide for each servicer the disclosure required by Item 1108(b), (c) and (d) of Regulation AB.

Description of Certificates, page S-49

18. Please provide a bracketed placeholder, where appropriate, confirming that you will provide all financial disclosure required by Item 1114(b) for credit enhancers meeting the applicable thresholds. Additionally, please provide similar bracketed language regarding the disclosure you will provide with respect to derivative arrangements with third parties. Refer to Item 1115 of Regulation AB.

**Prospectus Supplement #2**

Summary, page 2

19. We note that you included in the summary to prospectus supplement #1 a subsection entitled "Description of Certificates" that discusses the offered and non-offered certificates. Please revise the summary to include a similar discussion in prospectus supplement #2.

20. We note that prospectus supplement #1 contains a section in the summary entitled "Pass-Through Rates", which is cross-referenced on the cover of that supplement. Please revise to include a similar section in this supplement.

21. Please revise the summary to disclose the minimum denomination of the offered securities. Refer to Item 1103(a)(3)(iv) of Regulation AB.

22. Please include a placeholder confirming that you will provide, when applicable, a brief summary of the circumstances under which pool assets can be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

**Base Prospectus**

Description of the Securities, page 14

23. We note the second sentence of the fifth paragraph on page 14. Please note that the terms of the prospectus supplement should not materially differ from the terms set forth in the base prospectus. Please confirm your understanding and revise accordingly.

Payments of Interest, page 21

24. We note that the related prospectus supplement will specify the security interest rate, or, in the case of a variable or adjustable security interest rate, the method for determining the security interest rate, for each class. Please revise the base prospectus to specify all indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB. Alternately, confirm that all possible indices of interest will represent traditional indices for interest on debt and will not be indexes of securities or commodities.

The Trust Funds, page 25

25. We note the second sentence of the second paragraph of this section. Either delete or tell us the circumstances under which the assets of a given trust would serve as collateral for a different series of securities.

Additional Information, page 36

26. Please revise to end the first sentence of this section with the word "below."

27. Also, revise the fifth bullet on page 37 to clarify that the delinquency status will be presented in 30/31 day buckets.

28. Please revise the final paragraph of this section to avoid the appearance of suggesting that you might offer securities without required disclosure about them.

Collection and Distribution Accounts, page 45

29. Your disclosure contemplates the use of prefunding accounts to purchase additional mortgage loans. Please revise the summary section of the prospectus supplements to include a bracketed placeholder confirming that you will provide the disclosure required by Item 1103(a)(5) of Regulation AB.

Financial Instruments, page 50

30. We note that you might have mandatory auctions of your securities. Please confirm that such auctions will not be controlled by affiliates of the registrant. Also, include language setting forth generally how such auctions might work.

31. Either delete the second bullet on page 50 or revise to clarify what indexes you are referring to.

**Pooling and Servicing Agreement**

Annual Statement as to Compliance, page 63
Assessment of Compliance and Attestation Reports, page 63

32. We note your definition of servicing criteria on page 24 of the Pooling and Servicing Agreement. Please note that the "servicing criteria" should be as set forth in by the Commission in Item 1122 or as such criteria are modified by staff interpretations (and not interpretations by third parties). Please revise accordingly.

*       *       *       *       *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3755.

Sincerely,


Max A. Webb
Assistant Director


cc:     Via Facsimile (212) 912-7751
        Mr. Richard Simonds, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7472